SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                            Valence Technology, Inc.
                            ------------------------
                                (Name of Issuer)


                         Common Stock, $0.001 par value
                         ------------------------------
                         (Title of Class of Securities)


                                   918914-10-2
                                   -----------
                                 (CUSIP Number)


 Carl E. Berg, 10050 Bandley Drive, Cupertino, California 95014; (408) 725-0700
 ------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                                November 27, 2002
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [X]

     * The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act.

                                      13D
CUSIP No. 918914 10 2                                          Page 2 of 8 Pages
---------------------                                          -----------------

--------------------------------------------------------------------------------
     1)   Name of Reporting Person
          Carl E. Berg
--------------------------------------------------------------------------------
     2)   Check the Appropriate Box if a Member of a Group (See Instructions)
          (a) [X]
          (b) [ ]
--------------------------------------------------------------------------------
     3)   SEC Use Only

--------------------------------------------------------------------------------
     4)   Source of Funds
          Not Applicable
--------------------------------------------------------------------------------
     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)
          Not Applicable
--------------------------------------------------------------------------------
     6)   Citizenship or Place of Organization
          United States of America
--------------------------------------------------------------------------------
     Number of Shares       7) Sole Voting Power  521,518
                            ----------------------------------------------------
    Beneficially Owned      8) Shared Voting Power  16,473,393
                            ----------------------------------------------------
    by Each Reporting       9) Sole Dispositive Power  521,518
                            ----------------------------------------------------
       Person with:         10) Shared Dispositive Power   16,473,393
--------------------------------------------------------------------------------
    11)   Aggregate Amount Beneficially Owned by Each Reporting Person
          16,994,911
--------------------------------------------------------------------------------
    12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions) Not applicable
--------------------------------------------------------------------------------
    13)   Percent of Class Represented by Amount in Row (11)
          25.92%
--------------------------------------------------------------------------------
    14)   Type of Reporting Person (See Instructions)
          IN
--------------------------------------------------------------------------------

                                      13D
CUSIP No. 918914 10 2                                          Page 3 of 8 Pages
---------------------                                          -----------------

--------------------------------------------------------------------------------
     1)   Name of Reporting Person
          Berg & Berg Enterprises, LLC
--------------------------------------------------------------------------------
     2)   Check the Appropriate Box if a Member of a Group (See Instructions)
          (a) [X]
          (b) [ ]
--------------------------------------------------------------------------------
     3)   SEC Use Only

--------------------------------------------------------------------------------
     4)   Source of Funds
          WC
--------------------------------------------------------------------------------
     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)
          Not applicable
--------------------------------------------------------------------------------
     6)   Citizenship or Place of Organization
          California
--------------------------------------------------------------------------------
     Number of Shares       7) Sole Voting Power  0
                            ----------------------------------------------------
    Beneficially Owned      8) Shared Voting Power  16,273,393
                            ----------------------------------------------------
    By Each Reporting       9) Sole Dispositive Power  0
                            ----------------------------------------------------
       Person with:         10) Shared Dispositive Power   16,273,393
--------------------------------------------------------------------------------
    11)   Aggregate Amount Beneficially Owned by Each Reporting Person
          16,273,393
--------------------------------------------------------------------------------
    12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions) Not applicable.
--------------------------------------------------------------------------------
    13)   Percent of Class Represented by Amount in Row (11)
          24.82%
--------------------------------------------------------------------------------
    14)   Type of Reporting Person (See Instructions)
          PN
--------------------------------------------------------------------------------

                                      13D
CUSIP No. 918914 10 2                                          Page 4 of 8 Pages
---------------------                                          -----------------
--------------------------------------------------------------------------------
     1)   Name of Reporting Person
          Berg Group, L.P.
--------------------------------------------------------------------------------
     2)   Check the Appropriate Box if a Member of a Group (See Instructions)
          (a) [X]
          (b) [ ]
--------------------------------------------------------------------------------
     3)   SEC Use Only

--------------------------------------------------------------------------------
     4)   Source of Funds
          Not applicable
--------------------------------------------------------------------------------
     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)
          Not applicable
--------------------------------------------------------------------------------
     6)   Citizenship or Place of Organization
          Missouri
--------------------------------------------------------------------------------
     Number of Shares       7) Sole Voting Power  0
                            ----------------------------------------------------
    Beneficially Owned      8) Shared Voting Power  200,000
                            ----------------------------------------------------
    By Each Reporting       9) Sole Dispositive Power  0
                            ----------------------------------------------------
       Person with:         10) Shared Dispositive Power   200,000
--------------------------------------------------------------------------------
    11)   Aggregate Amount Beneficially Owned by Each Reporting Person
          200,000
--------------------------------------------------------------------------------
    12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares |_| (See Instructions) Not applicable
--------------------------------------------------------------------------------
    13)   Percent of Class Represented by Amount in Row (11)
          0.31%
--------------------------------------------------------------------------------
    14)   Type of Reporting Person (See Instructions)
          PN
--------------------------------------------------------------------------------

ITEM 1. This filing pertains to the acquisition of 4,409,560 shares of Common Stock, $0.001 par value per share, of the issuer Valence Technology, Inc., a Delaware corporation (the "Company") by Berg & Berg Enterprises, LLC ("BBE"). The principal executive offices of the Company are located at 650 Bridge Point Parkway, Suite 415, Austin, Texas 78730.

ITEM 2. (a)-(c) The names of the filing persons are Carl E. Berg, Berg & Berg Enterprises, LLC and Berg Group, L.P. ("Berg L.P."), who are filing as a group. The business address for Carl E. Berg, BBE and Berg L.P. is 10050 Bandley Drive, Cupertino, California 95014. Carl Berg is the sole manager of BBE and is the only director and officer of Berg Management Corporation, the sole general partner of Berg L.P. Mr. Berg's principal occupation is Chairman of the Board of Directors and Chief Executive Officer of Mission West Properties, Inc., a REIT, whose address also is 10050 Bandley Drive, Cupertino, California 95014.

     All of the filing persons are affiliates. Mr. Berg controls BBE and Berg L.P. Each is the record owner of shares of Common Stock of the Company. They have previously filed Schedule 13G as part of a group including additional filing persons. As a result of BBE's acquisition of 9,457,159 shares of Common Stock from the Company on September 30, 2002, their aggregate beneficial ownership of Common Stock exceeded 20% and they filed an initial Schedule 13D. As a result of BBE's acquisition of 4,409,560 shares of Common Stock from the Company on November 27, 2002, their aggregate beneficial ownership of Common Stock exceeds 20%, and they are filing this Amendment No. 1 to Schedule 13D. Based on information available to them the filing persons believe there were 61,149,303 shares of Common Stock of the Company outstanding on November 12, 2002.

     None of Carl Berg, BBE or Berg L.P. was during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

     (f) Carl E. Berg is a citizen of the United States of America. BBE is organized under the laws of the state of California. Berg L.P. is organized under the laws of the state of Missouri.

ITEM 3. Source and Amount of Funds or Other Consideration.

     BBE funded its purchase of the Company's Common Stock on November 27, 2002 with working capital.

ITEM 4. Purpose of Transaction.

     BBE acquired 4,409,560 shares of Common Stock of the Company pursuant to the Company's exercise of its right to sell such shares to BBE for an aggregate purchase price of $5,000,000 under the terms of an equity commitment between the Company and BBE, dated March 20, 2002. See Exhibit 2 to this Schedule 13D.

     The purposes and certain consequences of the equity commitment and the sale of the shares of Common Stock to BBE by the Company are set forth in the Company's Proxy Statement filed with the Securities and Exchange Commission pursuant to Section 14(a) of the Securities Exchange Act of 1934 on July 29, 2002. Pertinent pages of such Proxy

     Statement are incorporated by reference in response to this Item 4 and are attached as Exhibit 3 to this Schedule 13D.

     Mr. Berg is a director of the Company, and has served on the Company's board of directors since September 1991.

     BBE and the other filing persons may acquire additional shares of Common Stock pursuant to this equity commitment. In addition, and subject to applicable legal requirements and the factors referred to below, any of the filing persons may purchase from time to time in the open market or in privately negotiated transactions additional shares of the Company's Common Stock. In determining whether to purchase additional shares of the Company's Common Stock, Mr. Berg intends to consider various factors, including the Company's financial condition, business and prospects, other developments concerning the Company, price levels of the Company's Common Stock, other opportunities available to any of the filing persons, developments with respect to their business, and general economic, money and stock market conditions. In addition, depending upon, among other things, the matters referred to above, any of the filing persons may determine to dispose of all or a portion of its or his shares of the Company's Common Stock.

ITEM 5. Interest in Securities of the Issuer.

     (a)-(b) Carl E. Berg is the beneficial owner of 16,994,911 shares of the Company's Common Stock, representing approximately 25.92% of the number of shares outstanding. He possesses sole voting and dispositive power with respect to 521,518 of such shares, of which 277,518 constitute options to purchase shares of Common Stock that are exercisable within 60 days of October 2, 2002. The options were granted to Mr. Berg for service as a director of the Company. In his capacities as sole manager of BBE and President of the sole general partner of Berg Group, L.P., Mr. Berg shares voting and dispositive power with respect to 16,473,393 shares of Common Stock.

     BBE is the record owner of 14,276,619 shares of Common Stock and warrants to purchase 1,996,774 shares of Common Stock. BBE's total beneficial ownership is 16,273,393 shares of Common Stock, which represents approximately 24.82% of the number of shares outstanding. BBE shares voting and dispositive powers with respect to such shares with Mr. Berg, who is the sole manager of BBE.

     Berg L.P. is the record and beneficial owner of 200,000 shares of Common Stock, which represents approximately 0.31% of the number of shares outstanding. Berg L.P. shares voting and dispositive powers with respect to such shares with Mr. Berg, who is the President of Berg Management Corporation, the sole general partner of Berg L.P.

     (c) On November 27, 2002, BBE purchased 4,409,560 shares of Common Stock from the Company for $5,000,000 ($1.1339 per share) when the Company exercised its right under the equity commitment with BBE.

     (d) The 1981 Kara Ann Berg Trust, Clyde J. Berg, Trustee, has the right to receive dividends and sale proceeds with respect to 85% of the shares of Common Stock beneficially owned by BBE. Carl E. Berg has the right to receive dividends and sale proceeds with respect to all of the shares of Common Stock beneficially owned by Berg L.P. and 15% of the shares of Common Stock beneficially owned by BBE.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     BBE and Berg L.P. are under the common control of Carl E. Berg, and all of them are acting together as a group. There is no contract at present among them or otherwise with any other person with respect to their acquisitions of the Company's Common Stock other than the equity commitment between the Company and BBE and a Registration Rights Agreement, dated as of February 13, 2001 between the Company and Clyde J. Berg, Trustee, the 1981 Kara Ann Berg Trust.

ITEM 7. Material to be Filed as Exhibits.

     Exhibit 1     Joint Filing Agreement

     Exhibit 2 Equity Commitment between the Company and Berg & Berg Enterprises, LLC, dated March 20, 2002

     Exhibit 3 Portion of pages 9-11 of Proxy Statement on Schedule 14A filed by the Company with the Securities and Exchange
                    Commission on July 29, 2002

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 4, 2002

                                   /s/ Carl E. Berg
                                  ---------------------------------
                                  Carl E. Berg
                                  Signing as an individual, as manager of Berg & Berg Enterprises, LLC, and as President of Berg Management Corporation, the sole general partner of Berg Group, L.P.

                                  EXHIBIT INDEX

     Exhibit 1             Joint Filing Agreement

     Exhibit 2 Equity Commitment between the Company and Berg & Berg Enterprises, LLC, dated March 20, 2002

     Exhibit 3 Portion of pages 9-11 of Proxy Statement on Schedule 14A filed by the Company with the Securities and Exchange Commission on July 29, 2002

EXHIBIT 1

                             JOINT FILING AGREEMENT

     Pursuant to Rule 13d-1(k)(1) of the Securities and Exchange Commission under the Securities Exchange Act of 1934, each of the parties hereto agrees that the statement on Schedule 13D (including all amendments thereto) with respect to the beneficial ownership of Common Stock of Valence Technology, Inc. to which this agreement is attached as an exhibit, is filed by and on behalf of each such person and that any amendments thereto will be filed on behalf of each such person.

December 4, 2002

                                   /s/ Carl E. Berg
                                  ---------------------------
                                  Carl E. Berg
                                  Signing as an individual, as manager of Berg & Berg Enterprises, LLC, and as President of Berg Management Corporation, the sole general partner of Berg Group, L.P.

EXHIBIT 2

                          Berg & Berg Enterprises, LLC
                               10050 Bandley Drive
                               Cupertino, CA 95014


March 12, 2002

Stephan B. Godevais
Valence Technology, Inc.
6504 Bridgepoint Parkway, Suite 415
Austin, Texas  78730

Re:  Equity Line of Credit Financing Commitment

Dear Stephan:

     We are pleased to confirm that we are willing to provide (or cause another person or entity to provide), an equity line of credit financing commitment to Valence Technology, Inc. (the "Company"), on the terms provided on the attached term sheet, subject to the negotiation and execution of definitive investment documentation, which shall be in customary form..

     Kindly indicate your acceptance of this commitment by signing and returning the enclosed copy.

                                   Sincerely,

                                   BERG & BERG ENTERPRISES, LLC

                                    /s/ Carl E. Berg
                                   -------------------------------
                                   Carl E. Berg, Managing Member


ACCEPTED AND AGREED:

VALENCE TECHNOLOGY, INC.

 /s/ Stephan B. Godevais
--------------------------------------
Stephan B. Godevais, CEO and President

Mr. Carl Berg
Valence Technology Inc.                                           March 12, 2002


                        EQUITY LINE OF CREDIT TERM SHEET

COMPANY:                 Valence Technology, Inc.

ISSUE AMOUNT:            Up to $30 million of restricted Common Stock

TERM: The term of the equity line of credit will be for 2 years and will commence upon April 1, 2002(the "Term").

STOCK PURCHASE PROCESS:  1. The Company, in its sole discretion, shall determine whether Mr. Berg must purchase stock.
                         2. The Company may direct Mr. Berg to purchase up to $5 million of the Company restricted Common Stock ("Draw Down Amount") each quarter during the Term, commencing April 1, 2002.
                         3. The Company will issue shares of Common Stock equivalent to the Draw Down Amount divided by the Purchase Price with a restricted legend indicating that the shares may not be sold or transferred unless registered or pursuant to a transaction exempt from the applicable securities laws.

CONDITIONS TO FUNDING:   The commitment  to  purchase stock on any  funding date
                         proposed  by  the   Company  will  be  subject  to  the
                         satisfaction following conditions:

                         (i) there has been no change in the Chief Executive Officer of the Company since the date of this term sheet;
                         (ii) with respect to any funding date after the end of the Company's second fiscal quarter 2003:
                               * The Company shall have made improvements to its
                                 first generation Saphion chemistry resulting in a chemistry that achieves a minimum output of 265 wh/liter in polymer construction;
                               * The Company shall have produced a minimum of 30
                                 r&d samples of a second generation Saphion chemistry in cylindrical construction:
                         (iii) with respect to any funding date after the end of
                               the Company's third fiscal quarter 2003, the Company shall have entered into a license agreement with an unaffiliated party covering the manufacture and/or distribution of Saphion chemistry batteries;
                         (iv) with respect to any funding date after the end of the Company's fourth fiscal quarter 2003, the Company shall have transferred from research and development to manufacturing a second generation Saphion chemistry in cylindrical construction with a minimum output of 420 wh/liter;
                         (v)   the amount funded by  Carl Berg  pursuant to this
                               term  sheet  shall  not   exceed  the  following
                               percentage of the cash used in operations by the Company with respect to each of the following fiscal quarters:


                    Fiscal Quarter 2003                 Percentage
                ---------------------------------   ------------------
                1st Fiscal Quarter                         100%
                ---------------------------------   ------------------
                2nd Fiscal Quarter                         100%
                ---------------------------------   ------------------
                3rd Fiscal Quarter                          75%
                ---------------------------------   ------------------
                4th Fiscal Quarter and Thereafter           50%
                ---------------------------------   ------------------

                         (vi) there has been no occurrence of a material adverse change in the Company's business, operati ons or financial condition since the date of this term sheet (it being acknowledged that the Company currently operates on a negative cash flow basis and the effects of such negative cash flow shall not be deemed to constitute an event that would result in a material adverse change under the agreement).

STOCK PRICING:           The restricted  Common Stock shall be priced at  85% of
                         the average closing price of the Company Common Stock for the five trading days prior to the purchase date.

REGISTRATION RIGHTS:     In conjunction  with the first draw down,  the  Company
                         will  amend its  existing registration rights agreement
                         with Mr. Berg to add the shares issued in any draw down
                         pursuant   to  the  line   of  credit  as   registrable
                         securities thereunder.

TERMINATION:             If at any time during the Term the  Company enters into
                         a debt or equity financing arrangement with a third party, Mr. Berg shall have the option to reduce the commitment to provide funding under the agreement by up to the amount of such third party financing, on a dollar-for-dollar basis (to a maximum of the Draw Down
                         Amount remaining un-funded under the agreement).

LEGAL FEES, EXPENSES:    The Company shall reimburse all legal fees and expenses
                         related to this transaction upon formal request by Mr. Berg.

EXHIBIT 3


ITEM 2:  FINANCING COMMITMENT

Item 2 is the approval of the financing commitment we entered into with Berg & Berg Enterprises, LLC on March 20, 2002. A copy of the financing commitment agreement is attached to our report on Form 8-K filed with the Commission on March 22, 2002. The managing member of Berg & Berg Enterprises is Carl E. Berg, one of our directors and a principal stockholder.

TERMS OF THE FINANCING COMMITMENT

We may require Berg & Berg to purchase up to $5.0 million of our restricted common stock each quarter until March 31, 2004, up to a total of $30.0 million. The purchase price of our shares under the commitment is 85% of the average closing price of our common stock over the five trading days prior to the purchase date.

The shares of common stock which would be issued to Berg & Berg under the financing commitment do not carry any rights, preferences or privileges different from our outstanding shares of common stock. We have agreed to register the resale of the shares of common stock issued to Berg & Berg.

Berg & Berg may reduce the financial commitment remaining unfunded under the financing commitment to the extent that we enter into a debt or equity financing arrangement with a third party at any time during the term of the commitment. We raised $16,529,400 in an offering completed in April 2002, and consequently, Berg & Berg has the option of reducing its commitment to $13,470,600.

The financing commitment is subject to the negotiation and execution of definitive investment documentation with Berg & Berg, which we have agreed shall be in customary form. Funding by Berg & Berg is subject to the following conditions:

     -    Stephan B. Godevais remains our Chief Executive Officer;

     -    With respect to any funding date after September 30, 2002:

          -    We improve our first generation  SaphionTM chemistry to achieve a
               minimum   output  of  265   watt-hours   per  liter  in   polymer
               construction; and

          -    We  produce at least 30  research  and  development  samples of a
               second    generation    SaphionTM    chemistry   in   cylindrical
               construction;

     - With respect to any funding date after December 31, 2003, we enter into a license agreement with an unaffiliated party to manufacture and/or distribute SaphionTM chemistry batteries;

     -    With  respect to any funding  date after March 31,  2003,  we transfer from
          research and development to manufacturing a second generation SaphionTM chemistry in cylindrical construction with a minimum output of 420 watt-hours per liter;

     - The amount of cash raised through the financing commitment in the following quarters may not exceed the following percentages of total cash used in operations by us in those quarters, as set forth below:


                                                           PERCENTAGE OF
            FISCAL QUARTER 2003                       CASH USED IN OPERATIONS
            -------------------                       -----------------------
            1st Fiscal Quarter                                 100%
            2nd Fiscal Quarter                                 100%
            3rd Fiscal Quarter                                  75%
            4th Fiscal Quarter and Thereafter                   50%


     - No material adverse change in our business, operations or financial condition shall occur since March 12, 2002.

The Board retains the right, in its sole discretion, to amend or modify any terms of the financing commitment, other than the terms relating to the purchase price of our common stock.

EFFECTS OF DRAWING FUNDS UNDER THE FINANCING COMMITMENT

The purchase price for the shares of common stock is 85% of the average closing price of our common stock over the five trading days prior to the purchase date. Accordingly, we cannot determine the aggregate number of shares that may be issued under the financing commitment. If we exercise our option to draw $5.0 million under this commitment based on a fair market value of $1.32 (the closing price of our common stock at July 15, 2002), then the purchase price would be $1.l22 per share and we would issue 4,456,328 shares to Berg & Berg. Assuming the entire $30.0 million commitment were to be funded at that purchase price, we would issue 26,737,968 shares in total.

The issuance of common stock under the financing commitment will increase the beneficial ownership percentage of Mr. Berg and will be dilutive to our existing stockholders. As of July 15, 2002, Mr. Berg beneficially owned 11.5% of our common stock. An issuance of 26,737,968 shares of our common stock to Berg & Berg would increase Mr. Berg's beneficial ownership to 40.8% of our outstanding common stock (including the shares issued to Berg & Berg). Sales of our common stock under the financing commitment at a discount to the then current market price would cause immediate dilution to our existing stockholders.

REASONS FOR ENTERING INTO THE FINANCING COMMITMENT

We entered into the financing commitment with Berg & Berg to secure a source of additional financing for us, if needed. Based on our existing cash on hand, anticipated income from operations and available financing under an existing loan agreement, we believe we have adequate sources of cash to meet our capital requirements and execute our business strategy through the end of the September 2002.

To continue to execute our business strategy thereafter, unless our licensing or other revenues increase substantially, we will need to secure additional capital. We intend to pursue financing opportunities which are in our best interests and the best interests of our stockholders. However, these efforts can take a significant amount of time of senior management and may delay execution of our business plan. In addition, we may not be able to secure additional capital on terms more favorable than the financing commitment. In that event, assuming we meet the funding conditions of the financing commitment, we believe that the ability to draw funds under the commitment will provide us with needed flexibility in meeting our expected capital requirements.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR "FOR" THE APPROVAL OF THE FINANCING COMMITMENT ENTERED INTO WITH BERG & BERG ENTERPRISES, LLC.